Exhibit 99.1

1 Babylon 2022 Investor Meetings May 2022

Disclaimer Use of Non-IFRS Financial Measures This presentation includes certain financial measures to evaluate Babylon’s projected financial and operating performance, and measures calculated based on these measures, including Adjusted EBITDA and Adjusted EBITDA margin, that are not prepared in accordance with IFRS. EBITDA is defined as profit (loss) for the period, adjusted for depreciation, amortization, net finance income (costs), and income taxes. Adjusted EBITDA is defined as profit (loss), adjusted for depreciation and amortization, finance costs and income, tax provision or benefit, recapitalization transaction expense, share-based compensation, change in fair value of warrant liabilities, gains on remeasurement of equity interest, gain on sale of subsidiary, impairment expense, and foreign exchange gains or losses. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by IFRS revenue for the corresponding period to give the Adjusted EBTIDA margin. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definition of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar measures disclosed by other issuers, because some issuers calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently or not at all, limiting their usefulness as direct comparative measures. A reconciliation of IFRS Loss for the period, the most directly comparable IFRS measure, to Adjusted EBITDA, and the calculation of Adjusted EBITDA margin, has been provided at the end of this presentation. Additional information and where to find it Babylon Holdings Limited (“Babylon”) is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. Forward-looking statements This presentation contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities. These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third- party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov. Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this presentation. Information sources The information herein is derived from various internal and external sources. Unless otherwise indicated, information contained in this presentation concerning Babylon’s industry and the regions in which it operates, including Babylon’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to us, and other industry publications, surveys and forecasts. We have not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we believe that the market data, industry forecasts and similar information included in this presentation are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the heading “Forward-looking statements” and our filings with the SEC. This presentation contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor does not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

We Are at the Dawn of a Digital Disruption Creating a Trillion Dollar Shift in Healthcare Spending To From Sick care Analogue Fee For Service Health care Digital Value-based Care

'(2 Babylon’s Unique Technology Proposition is Re-Engineering the Healthcare Continuum Real-Time Insights Intelligent Health Goals Remote Patient Monitoring Reward, Alert, Intervene 24/7 Health Assistance Personal Health Graph AI Advisor

We Are Creating a Scalable, Digital-First Model that Rationalises the Cost of Healthcare Delivery Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor Digital Triage Data $000’s $’s

We Have Proven The Benefits of Our Operating Model 35% And create acute care cost savings(1) of up to as proven in a peer-reviewed study of NHS data 25% We reduce Emergency Room visits(2) by over as shown by an independent Ipsos Mori study

Our US Populations are Following the Same Path of appointments avoided an Emergency Room or Urgent Care visit(3) Notes: ( (1) Home State Health VBC Household Penetration, Oct 2020 to Mar 2022. Babylon defines household penetration as obtaining a sign-up from at least one individual that lives in a household in its covered population, meaning at least one individual in the household has created a profile (through app or web registration) to generate a Babylon account. (2) An Ipsos Mori study showed that Babylon GP at Hand (our NHS service in the UK) decreases Emergency Room visits by over 25%, compared to average newly registered patients at London GP practices. is used as the comparator as Babylon GP at Hand is based in this area. (3) Babylon US data for Babylon’s HSH VBC deal, Oct 2020 to Mar 2022. 32% By proactively engaging our members… ... we are seeing the same progress that we observed in the UK(2) Household Penetration(1)

Compared to New York and Missouri contracts, our weekly high-risk sign up rates for Georgia have been 4-5x faster and Mississippi rates have been 8-10x(2) faster Continuous optimization and tailored outreach approach driving improvement in penetration rates over time Onboarding high risk prospects early allows Babylon to quickly stratify and manage the most expensive populations’ health needs %)(1 ((%*' )'%#!(>)%>@'%#"*$)!$(()' )" $+'*)% $%#&"))2"*").%#&' $I% ' (! ( $*&(&',!(( $ $ ) "%*)'2 % of High Risk Prospects Signed Up Since Launch 0% 5% 10% 15% 20% 25% 30% 0 102030405060708090 Weeks from Launch And Our New VBC Cohorts are Ramping Up Much Faster Launch Date: Q4 20 Q3 21 Q4 21 Q4 21 Contract:

Babylon’s Business Model Has Two Flywheels Driving Revenue Babylon Cloud Services Babylon 360 What Who How Take Patient Budgets Capture Cost Savings License Our Technology Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor Digital Triage Da Data ta

Babylon at a Glance…

Scale

10M+
Lives w/Clinical Services Access (4)

440K+
Care Managed Lives (6)

275K+
US VBC Members (6)

$300M+
Technology spend over the past 3 years

Global Reach

15
Countries where Babylon is Live (1)

16
Languages

From **Rural** to **Urban**

From **Young** to **Old**

From **Rich** to **Poor**

Growth

4x
Growth In Annual Revenue (2)

7.5x
Growth In Annual VBC Revenue (5)

2.5x
Growth In US VBC Members (7)

1.9x
Growth In UK Managed Care Members (9)

Quality

93%
User Retention (3)

95%+
4 and 5-star Ratings (1)

96%
NHS Quality Framework Score (8)

91%
Clinical Audit Score (10)

Notes: **(1)** As per the Form F-1 filed with the SEC on April 29, 2022. **(2)** Based on 2021 Revenue versus 2020 Revenue from audited financials as per the Form F-1 filed with the SEC on April 29, 2022. **(3)** Babylon NHS data: In the first 3 months of membership, for patients who access a consultation, as per the Form F-1 filed with the SEC on April 29, 2022. **(4)** Members in the UK, the US and Rwanda with access to Babylon's digital suite and its virtual consultation network. **(5)** Based on 2021 VBC Revenue versus 2020 VBC Revenue from audited financials as per the Form F-1 filed with the SEC on April 29, 2022. **(6)** As per the Form 6-K filed with the SEC on March 10, 2022. **(7)** Annual growth in US VBC Members from 2020 to 2021 as per the Form F-1 filed with the SEC on April 29, 2022. **(8)** In clinical domain. NHS Quality Outcomes Framework (QOF), 2019-2020. **(9)** Based on 31 December 2021 vs 31 December 2020. **(10)** Average across all 1,567 clinical audits in Rwanda in 2020.

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babylon

$8 $16 $79 $323 $900M-$1B(3) 2018A 2019A 2020A 2021A 2022E Revenue Growth(1) ($m) Notes: (1) Audited financials through December 31, 2021. (2) Calculated using midpoint of guidance range for 2022 revenue. (3) As per the Form 6-K filed with the SEC on March 10, 2022. +102% +394% +309% Our Technology Platform Enables Us to Rapidly Scale, Delivering Extraordinary Revenue Growth… 230% 4-year CAGR (2)

9 920ppt margin improvement in 3 years ; (950)% (184)% (54)% (30)% Revenue & Adj. EBITDA Margin (unaudited)(1) Notes: (1) Audited financials through December 31, 2021. (2) As per the Form 6-K filed with the SEC on March 10, 2022. ($m) (2) ....While Simultaneously Creating Operating Efficiencies that are Delivering Steady Margin Improvement

135% 92% 39% 38% 36% 21% 150% 44% 73% 79% 57% 65% 285% 137% 112% 116% 92% 86% Q3-2020 Q4-2020 Q1-2021 Q2-2021 Q3-2021 Q4-2021 FY2022E Technology costs SG&A costs 85ppt SG&A margin and 114ppt technology margin improvement since Q3-20 Operational leverage and scalability of digital platform underpins route to profitability %)(1 :?E2A# % %$5% " $( $ '+$* '%$ / $ >5?>2 $%"%. %()( $ 8%()( ( &'$)( % '+$* + $ "*") -"* $ ) %$5% :?E2A# '+$* '%# >5?> 6>7 Technology & SG&A costs as a % of revenue (unaudited) Operational Leverage and Increased Scale Underpins the Route to Profitability Decrease as % revenue

Scale is the Key to Profitability Blended BCS & B360 Revenue ($m) Blended Gross Margin 1,000 2,000 3,000 4,000 5,000 10.0% (200) (150) (100) (50) 0 12.5% (175) (100) (25) 50 125 15.0% (150) (50) 50 150 250 17.5% (125) 0 125 250 375 20.0% (100) 50 200 350 500 Assumed Operating Costs 300 350 400 450 500 Illustrative examples of EBITDA breakeven (1) With the leverage in our model, we can keep growth in operating costs modest as we scale A combination of $3-4bn of VBC revenue at 7.5-10% average gross margin, and $150-200m of licensing revenue at ~90% margin could allow us to breakeven Denotes illustrative breakeven or profitability Notes: (1) Illustrative breakeven EBITDA table shows theoretical breakeven points by calculating illustrative gross profit figures (defined as Revenue multiplied by Blended Gross Margin), minus illustrative operating costs for the corresponding revenue level to display theoretical EBITDA breakeven when the illustrative gross margin are greater than illustrative operating costs.

We are Trading at a Discount to Peers 25.3% 14.1% 43.8% 23.5% 42.5% 47.3% 22.0% 3.0x 0.7x 1.6x 1.7x 1.8x 1.0x 3.1x 0.12 0.05 0.04 0.07 0.04 0.02 0.14 Source: FactSet, public filings. Notes: Market data as of April 27, 2023E based on FactSet consensus estimates. Notes: ( (1) FY21 revenue based on FactSet consensus revenue (2) Growth represents 2021A-2023E Revenue CAGR. 2021A-2023E Revenue CAGR Digital and Telehealth Digitally Enabled Providers .."%$ (%*$) )%'( (97.9%) (94.5%) (92.9%) (96.4%) (94.0%) (87.9%) (98.2%) (90.0%) (54.0%) (80.7%) (81.7%) (83.3%) (69.6%) (90.2%) .."%$ (%*$) )%'( ~4.7x Median Peer Revenue Growth ~82% Discount to Median Peer Multiple ~95% Discount to Median Peer EV / 2023E Revenue EV / 2023E Revenue / Growth(2) Median: 25.3% Median: 1.7x Median: 0.05 (1)

Home State Health Patient Case Study

Personal Health Graph We bring together historical medical records, pharmacy dispensing, real- time hospital notifications (ADT), wearables, remote monitoring devices for major chronic diseases, and member-recorded data to create a structured and unified view of each individual. Real-Time Insights Using our Health Graph and expanding monitoring capabilities, we monitor our members’ health across a growing list of data to determine areas of concerns and start delivering proactive alerts to prevent problems before they become costly, unavoidable or critical. Intelligent Health Goals Assigning the most appropriate goals for members based on their personal insights. Later we will enable features allowing members to set their own health goals with our clinical support. Remote Patient Monitoring For those with chronic conditions or those who require medical remote monitoring, members can bring their own device or be issued a device via Babylon to provide ongoing alerting and monitoring for major chronic conditions. Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. Our Unique Technology Proposition Provides a Seamless Member Journey

Rewards, Alert, Intervene Develop a personal health score for each member based on their clinical data which can be used to alert members for health interventions. In time gamify it to accumulate points. 24/7 Health Assistance Our care assistant team is available to every member via phone, video, text, or chat, to help triage and navigate any needs, any time, anywhere. Virtual Primary and Specialty Care Expansion of virtual consultation coverage for the most commonly used specialists and a second opinion service for clinicians. In-Person Community-Based Care Creating a seamless referral process to ensure that patients needing care beyond the Pyramid see high-quality external GPs, specialists, urgent care, hospitals, labs, and pharmacies, and then return seamlessly to the Babylon Pyramid of Care. Our Unique Technology Proposition Provides a Seamless Member Journey Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members.

Personal Care Team for most in need patients Babylon members with high social, behavioral and medical needs will have a Personal Care Team to support them in setting and meeting goals, navigating the health system, and accessing the services they need to stabilize and return to health. Chronic Condition Management A unique service covering 11 common chronic conditions, with provision of remote monitoring, alerting, clinical care and specialist services. Hospitalization Support Day-to-day pre and post- hospitalization support for all members, to ensure continuity of care and supervised recovery. Digital-First Pharmacy Prescription and refills services delivered to members’ homes or their preferred local pharmacies in the UK (US in Q2). Our Unique Technology Proposition Provides a Seamless Member Journey Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members.

Digital-First Complex Care (Including Medicare) The full range of above services delivers a comprehensive, digital-first Medicare service, with unparalleled level of 24/7 care. AI Advisor Expanding AI Coverage with our Advisor, the next generation of our evidence-based insights, and next best actions engine, And AI-driven Health IQ risk-score that can help predict members risk of admission and rising costs. Our Unique Technology Proposition Provides a Seamless Member Journey Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members.

Adjusted EBITDA Reconciliation and Calculation of Adjusted EBITDA Margin

	FY2019	FY2020	FY2021
IFRS Loss for the Period	(140,287)	(188,030)	(374,511)
Adjustments to calculate EBITDA:			
Depreciation and amortization	2,496	14,487	35,004
Finance costs and income	101	3,920	13,965
Tax provision/(benefit)	(5,559)	4,639	(1,474)
EBITDA	**(143,249)**	**(164,984)**	**(327,016)**
Adjustments to calculate Adjusted EBITDA:			
Recapitalization transaction expense	-	-	148,722
Share-based compensation	7,966	9,557	46,307
Change in fair value of warrant liabilities	-	-	(27,811)
Gain on remeasurement of equity interest	-	-	(10,495)
Gain on sale of subsidiary	-	-	(3,917)
Impairment expense	-	6,436	941
Exchange (gain) / loss	(17,075)	2,836	(868)
Adjusted EBITDA	**(152,358)**	**(146,155)**	**(174,137)**
Calculation of Adjusted EBITDA margin:			
Adjusted EBITDA	(152,358)	(146,155)	(174,137)
IFRS Revenue	16,034	79,272	322,921
Adjusted EBITDA margin (%)	**(950.2)%**	**(184.4)%**	**(53.9)%**

Note: See "Item 5. Operating and Financial Review and Prospects--A. Operating Results--Key Business and Financial Metrics--EBITDA and Adjusted EBITDA" in our Form 20-F filed with the SEC on March 30, 2022. We are not able to reconcile projected 2022 Adjusted EBITDA or 2022 Adjusted EBITDA margin to their respective most directly comparable IFRS measures as we are not able to forecast IFRS loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS loss as the difference between the two measures is variable and may be significant.

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babylon

We have a history of incurring losses, may not be able to achieve or maintain profitability, anticipate increasing expenses in the future and may require additional capital to support business growth. Additional financing may not be available on favorable terms or at all. Our historical operating results and dependency on further capital raising indicate substantial doubt exists related to our ability to continue as a going concern. If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges, maintain our corporate culture or grow at the rates we historically have achieved or at all. We may face intense competition, which could limit our ability to maintain or expand market share within our industry. Our existing customers may not continue or renew their contracts with us, or may renew at lower fee levels or decline to license additional applications and services from us, and significant reductions in members, per member per month (PMPM) fees, pricing or premiums under these contracts could occur due to factors outside our control. We are dependent on our relationships with physician-owned entities and our business could be harmed if those relationships or our arrangements with our providers or our customers were disrupted. Failure to maintain and expand a network of qualified providers could adversely affect our future growth and profitability. We may be unable to increase engagement of the individual members that interact with our platform, and even if we are successful in increasing member engagement, if are unable to realize the member healthcare cost savings that we expect, our future profitability could be adversely affected. A significant portion of our revenue comes from a limited number of customers, and the loss of a material contract could adversely affect our business. The recognition of a portion of our revenue is subject to realizing healthcare cost savings and achieving quality performance metrics, and may not be representative of revenue for future periods. Our claims liability estimates for medical costs and expenses are uncertain and may not be adequate, and adjustments to our estimates may unfavorably impact our financial condition. If our estimates of the amount and timing of revenue recognized under our licensing agreements and value- based care agreements with health plans are materially inaccurate, our revenue recognition could be impacted. Our physician partners’ failure to accurately, timely and sufficiently document their services could result in nonpayment for services rendered or allegations of fraud. Our records and submissions to a health plan may contain inaccurate or unsupportable information regarding risk adjustment scores of members. Reimbursement rates paid by third-party payers or federal, state or foreign healthcare programs may be reduced, and third-party payers or government payers may restrain our ability to obtain or provide services to our members. Regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model, and our participation in such proposed models, could impact our business and results of operations. The market for telemedicine is immature and volatile and our digital-first approach is relatively new and unproven. We may not be able to develop and release new solutions and services, or successful enhancements, new features and modifications to our existing solutions and services. Our proprietary solutions may not properly operate or interoperate with our customers’ existing and future infrastructures. Our relatively limited operating history makes it difficult to evaluate our current business and future prospects. If we are unable to hire and retain talent to operate our business, we may not be able to grow effectively. Our growth depends in part on the success of our relationships with third parties. Our quarterly results may fluctuate significantly, adversely impacting the value of our Class A ordinary shares. Risks associated with our international operations, economic uncertainty, or downturns. Risk Factors Summary

Failure to adequately expand our direct sales force will impede our growth. We may invest in or acquire other business and we may have difficulty integrating any such acquisitions successfully. We may also enter into collaborations and strategic alliances with third parties that may not result in the development of commercially viable solutions or the generation of significant future revenues. Our use of open-source software could adversely affect our ability to offer our solutions and subject us to possible litigation. Catastrophic events and man-made problems, and a pandemic, epidemic, or outbreak of an infectious disease, including the COVID-19 pandemic, could adversely affect our business. Our sales and implementation cycle can be long and unpredictable and requires considerable time, expense and ongoing support, the failure of which may adversely affect our customer relationships. Failure to obtain or maintain insurance licenses or authorizations allowing our participation in risk- sharing arrangements with payers could subject us to significant penalties and adversely impact our operations. Foreign currency exchange rate fluctuations and restrictions could adversely affect our business. We operate in a heavily regulated industry, and we are subject to evolving laws and government regulations. The changes in tax laws in different geographic jurisdictions could materially impact our business. We may be treated as a dual resident company for United Kingdom tax purposes. The applicability of tax laws on our business is uncertain and adverse tax laws could be applied to us or our customers. We may be unable to sufficiently protect our intellectual property, and our ability to successfully commercialize our technology may be adversely affected. We may be subject to intellectual property infringement claims, medical liability claims or other litigation or regulatory investigations. Certain of our software products could become subject to U.S. Food and Drug Administration (FDA) oversight, and certain of our products and operations are subject to medical device regulations. Cyberattacks, security breaches and other incidents, and other disruptions have compromised and could in the future compromise sensitive information and adversely affect our business and reputation. Our failure to comply with data privacy laws or to adequately secure the information we hold could result in significant liability or reputational harm. Any disruption of service at our third-party data and call centers or Amazon Web Services, or of third party infrastructure provider services, could interrupt our ability to serve customers, expose us to litigation and negatively impact our relationships with customers and members. The trading price of our Class A ordinary shares is volatile, and the value of our Class A ordinary shares may decline. An active trading market for our securities may not develop or be sustained. The dual class structure of our ordinary shares limits shareholders’ ability to influence important transactions and has an unpredictable impact on the trading market for our Class A ordinary shares. Our status as an “emerging growth company” and a “foreign private issuer” may make our ordinary shares less attractive and affords less protection to our shareholders. We expect to lose our foreign private issuer status for 2022. As a “controlled company,” we qualify for exemptions from certain corporate governance requirements. Our issuance of additional Class A ordinary shares will dilute all other shareholders. Future resales of our ordinary shares could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well. We do not currently intend to pay dividends on our Class A ordinary shares. Some of our management team has limited experience managing a public company, and our management is required to devote substantial time to public company compliance. If our remediation of our identified material weaknesses is not effective, or if we fail to develop an effective internal control system, our ability to produce timely and accurate financial statements or comply with applicable laws could be impaired. U.S. holders that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences. Our U.S. holders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.” The Internal Revenue Service may not agree that we are a non-U.S. corporation for U.S. federal income tax purposes. Our shareholder rights and responsibilities are governed by Jersey law, which differs materially from U.S. companies’ shareholders rights and responsibilities. It may be difficult to enforce a U.S. judgment or to assert U.S. securities law claims outside of the United States. The other matters described in the “Risk Factors” section of our Annual Report on Form 20-F, filed with the SEC on March 30, 2022, and our other SEC filings. Risk Factors Summary (Continued)